Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31, 2014
			Year Ended December 31,

			2013		2012		2011		2010		2009
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investees	$1,261		$3,957		$3,702		$3,322		$1,481		$(334)
Add:
Fixed charges	168		677		711		735		743		701
Amortization of capitalized interest	9		32		25		23		20		18
Distributions from equity investees	1		3		1		—		10		—
Less:
Interest capitalized	(17)		(118)		(221)		(152)		(90)		(105)
Total earnings	$1,422		$4,551		$4,218		$3,928		$2,164		$280

Fixed charges:
Interest and debt expense, net of capitalized interest	$100		$365		$313		$401		$484		$416
Interest capitalized	17		118		221		152		90		105
Rental expense interest factor (a)	51		194		177		182		169		180
Total fixed charges	$168		$677		$711		$735		$743		$701

Ratio of earnings to fixed charges	8.5	x	6.7	x	5.9	x	5.3	x	2.9	x	(b)

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.